UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM F-N

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APPOINTMENT OF AGENT FOR
SERVICE OF PROCESS BY FOREIGN
BANKS AND FOREIGN INSURANCE
COMPANIES AND CERTAIN OF THEIR
HOLDING COMPANIES AND FINANCE
SUBSIDIARIES MAKING PUBLIC
OFFERINGS OF SECURITIES IN THE
UNITED STATES
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A.	Name of issuer or person filing (“Filer”):	RBC Covered Bond Guarantor Limited Partnership

B.	This is (select one):

☒	an original filing for the Filer

☐	an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	RBC Covered Bond Guarantor Limited Partnership

Form type:	F-3

File Number (if known):	333-203567-01

Filed by:	RBC Covered Bond Guarantor Limited Partnership

Date Filed (if filed concurrently, so indicate):	April 22, 2015, filed concurrently

D.
The Filer is incorporated or organized under the laws of Canada and has its principal place of business at 155 Wellington Street, West, 14th Floor, Toronto, Ontario, Canada M5V 3K7, telephone (416) 955-4393.

E.
The Filer designates and appoints National Corporate Research, Ltd. (the “Agent”), located at 10 East 40th Street, New York, NY 10016, telephone (212) 947-7200, as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)      any investigation or administrative proceeding conducted by the Commission, and

(b)      any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filer on Form F-3 filed on April 22, 2015 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.
Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer’s last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.

G.
Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada, this 22nd day of April, 2015.

RBC COVERED BOND GP, INC., in its capacity of general partner of RBC COVERED BOND GUARANTOR LIMITED PARTNERSHIP

By	/s/ David Power
David Power,
President and Director, RBC Covered Bond GP Inc.

By	/s/ James Salem
James Salem,
Director, RBC Covered Bond GP Inc.

This statement has been signed by the following person in the capacity indicated and on this 22nd day of April, 2015.

National Corporate Research, Ltd. Agent for Service of Process in the United States

/s/ Maria Bautista
Name:	Maria Bautista
Title:	Assistant Secretary